Exhibit 99.1
FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 34% growth in Total Revenue
Revenue from Global IT Services & Products business — $ 726.1 million
Results for the quarter ended June 30, 2007 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA – July 19, 2007 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its first fiscal quarter ended June 30, 2007.
Highlights of the Results:
➢	Total Revenue was Rs. 41.83 billion ($1.03 billion1), representing an increase of 34% over the same period last year.

➢	Net Income was Rs. 7.1 billion ($175 million1), representing an increase of 16% over the same period last year.

➢	Global IT Services and Products Revenue was Rs. 29.4 billion ($725 million1), representing an increase of 20% over the same period last year.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 6.23 billion ($153 million1).

➢	Global IT Services & Products added 39 new clients in the quarter. Deals won during the quarter included a $130 million multi-year Total Outsourcing engagement from a utility company in Europe.

➢	India and Asia-Pac IT Services and Products recorded a 42% growth in EBIT over the same period last year. Revenue grew by 51%.

➢	Consumer Care and Lighting Revenue grew 35% over the same period last year and EBIT grew 32%. Wipro signed a definitive agreement to acquire Unza, a leading Personal Care Company based in Singapore.

➢	Wipro won the ‘Supplier Excellence award’ from Verizon; Wipro and Cairn India partnership won the ‘FAO Research Award of Distinction’ in the Finance and Accounting space.

➢	Wipro also bagged SAP’s ‘Pinnacle Award for Software Solution leadership and Forrester rated Wipro as Leader in Global IT Outsourcing.
Performance for the Quarter ended June 30, 2007 and Outlook for our Quarter ending September 30, 2007
Azim Premji, Chairman of Wipro, commenting on the results said -
“The results for the quarter are satisfying considering the strong headwinds faced by us in the form of an appreciating rupee. Our IT Services business continued to witness broad based growth, across Verticals, Geographies and Service lines. Our growth in Revenues was primarily driven by strong volume growth across our business units. Our differentiated services, Technology Infrastructure Services and Package Implementation grew by over 50% YoY, while our Business Process Outsourcing (BPO) & Testing Services delivered growth in excess of 40% YoY. Amongst our Verticals we saw strong growth in Finance Solutions, Telecom Service Providers, Manufacturing and

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 29, 2007, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.40.58. However, the realized exchange rate in our Global IT Services and Products business segment for the quarter ended June 30, 2007 was US$1=Rs. 40.51.

Technology, Media, Transportation & Services Verticals. Our new client additions continues to be robust and we have had a good set of wins during the quarter in our BPO, Package Implementation and Technology Infrastructure Services, including a multi year deal of $130 million. Looking ahead, for the quarter ending September 2007, we expect our Revenue from our Global IT services business to be approximately $777 million.
Wipro’s global brand campaign on Applied Innovation is the manifestation of our ‘Applying Thought’ credo in our Global IT Business. It is how Wipro infuses newer ideas and newer ways of doing things into the business ecosystem and improves outcomes for our customers in the areas of cost and productivity improvements, global delivery and collaboration, faster time to market and measurable business results — often without major disruptive change. The campaign highlights how Wipro transforms ideas to business results. Wipro, in collaboration with IT Association of America, International Association of Outsourcing Professionals and Forbes will host the Global Applied Innovation Awards for Business Excellence this year, to recognize innovations that maximize business impact in large corporations.
During the quarter our Consumer Care and Lighting Business took a big leap by acquiring Unza, South East Asia’s leading personal care company. This is an important step for the business as we see large opportunities in the emerging Asian economies. Unza has a set of strong brands, an excellent management team and overall is a great fit to our Consumer Care Business. The growth rates they have achieved in the past are commendable and the profitability is amongst the best in the industry”.
Suresh Senapaty, Chief Financial Officer of Wipro, said –
“During the quarter ended June 2007, our Global IT Services & Products Revenue was $726.1 million, which was ahead of our guidance of $711 million for the quarter. On the margin front, operational improvements helped us in partially offsetting the pressure on profitability arising out of rupee appreciation and contain the sequential Operating Margin drop to around 230 basis points.”
Wipro Limited
Total Revenue for our quarter ended June 30, 2007 was Rs. 41.83 billion ($1.03 billion1), representing an increase of 34% over the same period last year. Net Income for our quarter ended June 30, 2007 was Rs. 7.1 billion ($175 million1), representing an increase of 16% over the same period last year. Earnings Per Share for our quarter ended June 30, 2007 were Rs. 4.90 ($0.121), representing an increase of 14% over the same period last year.
Global IT Services and Products (70% of Total Revenue and 91% of Operating Income for our quarter ended June 30, 2007)
Our Global IT Services and Products business segment recorded Revenue of Rs. 29.4 billion2 ($725 million1) for our quarter ended June 30, 2007, representing an increase of 20% over the same period last year. EBIT for this segment was Rs. 6.23 billion ($153 million1) for our quarter ended June 30, 2007, representing an increase of 5% over the same period last year.

[2]	Global IT Services and Products business segment Revenue was Rs. 29.5 billion for the quarter ended June 30, 2007 under the Indian GAAP. The difference of Rs.86 million ($2.1 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

Our Operating Income to Revenue for this segment was 21.2% for our quarter ended June 30, 2007, representing a decrease of 300 basis points compared to the same period last year, lower primarily due to rupee appreciation.
Return on Capital Employed (ROCE) for this segment was 46% for our quarter ended June 30, 2007, compared to 55% for the same period last year.
We had 72,137 employees as of June 30, 2007, which includes 53,073 employees in our IT Services & Products business and 19,064 employees in our BPO Services business. This represents a net addition of 4,319 people, comprised of 2,719 employees in our IT Services & Products business and 1,600 employees in our BPO business.
Our Global IT Services and Products business added 39 new clients during the quarter, of which 9 were Global 500 or Fortune 1000 companies, comprised of 16 new Technology clients and 23 new Enterprise clients.
In June 2007 Wipro’s Kiel Development centre in Germany completed five years of operations. It is one of Wipro’s most successful near-shore locations offering a broad range of services in the Research and Development of embedded products.
Our focus on large deals saw us bag one of our largest wins in the Total Outsourcing space — a $130 million contract for 5 years from a large utility company in the Europe encompassing all of their applications, service desk, infrastructure, datacenter, network and security. The deal also covers transformation in the areas of network and datacenter.
A leading US automotive retail and service chain, engaged in the sale of automotive parts, tyres, accessories and in automotive repair and maintenance has awarded Wipro a multi year engagement to provide both Application Outsourcing (AO) support, maintenance, management and development services and Finance and Accounting (F&A) Business Process Outsourcing (BPO) services.
Wipro won a major contract from a global reseller of hardware & software for a large global SAP implementation across 18 countries. The implementation spans across Finance, HR, CRM & SCM processes.
Awards and Recognition
During the quarter, Wipro won the ‘Supplier Excellence award’ from Verizon for our outstanding efforts in helping Verizon build solutions to enhance customer service. Wipro also won the ‘Outsourcing Excellence’ award from Everest Group for 15 years of R&D service relationship with Nortel.
Wipro and Cairn India partnership won the ‘FAO Research Award of Distinction’ in the Finance and Accounting space. This award is a reaffirmation of Wipro’s focus on building innovative & transformational solutions to help clients manage business processes more effectively.
Wipro also bagged SAP’s ‘Pinnacle Award’ for Software solution leadership and Symantec’s ‘2007 Visionary’ award. Wipro emerged as the top ranked Indian IT service provider in IAOP’s ‘Global Outsourcing 100’ Ranking in May 2007.
During the quarter, Wipro was rated a Leader in Global IT Infrastructure Outsourcing, by Forrester. It was rated the highest among all service providers on business strategy for Infrastructure services. Wipro won an award from HP for the category ‘Best Application Solution Implementation’ in 2007, for creating and sustaining an outstanding BTO (Business Technology Optimization) service practice.
In June 2007, Wipro won ‘TERI Corporate Environmental Award 2007’ for its efforts towards environmental and innovative initiatives.
India and Asia-Pac IT Services and Products (16% of Total Revenue and 7% of Operating Income for our quarter ended June 30, 2007)
Our India and Asia-Pac IT Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 6.6 billion ($163 million1) for our quarter ended June 30, 2007, representing an increase of 51% over the same period last year. EBIT for this segment was Rs. 501 million ($12 million1) for our quarter ended June 30, 2007, representing an increase of 42% over the same period last year.
Our Operating Income to Revenue for this segment was 7.6% for our quarter ended June 30, 2007, representing a decrease of 50 basis points compared to the same period last year. ROCE for this segment was 29% for our quarter ended June 30, 2007, compared to 40% for the same period last year.
Consumer Care and Lighting (5% of Total Revenue and 4% of Operating Income for our quarter ended June 30, 2007)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 2.22 billion ($55 million1) for our quarter ended June 30, 2007, representing an increase of 35% over the same period last year. EBIT for this segment was Rs. 305 million ($7.5 million1) for our quarter ended June 30, 2007, representing an increase of 32% over the same period last year.
Our Operating Income to Revenue for this segment was 13.7% for our quarter ended June 30, 2007, representing a decrease of approximately 30 basis points compared to the same period last year. ROCE for this segment was 40% for our quarter ended June 30, 2007, compared to 51% for the same period last year.
During the quarter, our Wipro Consumer Care & Lighting Business signed a definitive agreement to acquire Unza Holdings Limited, a Singapore based Fast Moving Consumer Goods company for an all cash consideration of Rs.10,102 million (approximately $246 million). In addition, Wipro will assume debt of Rs. 1,845 million (approximately $45 million), owed by the acquired entity. Subject to customary closing conditions, the transaction is likely to be completed in July 2007.
Our results for the quarter ended June 30, 2007, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

		As of June 30,			As of March 31,
		2006	2007	2007	2007
				Convenience
				translation
				into US$
		(unaudited)	(unaudited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	Rs.	4,347	18,020	$444	Rs.	12,412
Restricted cash		—	—	—		7,238
Investments in liquid and short-term mutual funds		35,966	25,630	632		32,410
Accounts receivable, net of allowances		21,602	27,911	688		28,083
Costs and earnings in excess of billings on contracts in progress		5,351	6,090	150		5,096
Inventories		2,307	4,426	109		4,150
Deferred income taxes		197	428	11		382
Other current assets		9,838	11,991	295		11,479

Total current assets		79,608	94,495	2,329		101,251
Property, plant and equipment, net		19,365	28,083	692		26,541
Investments in affiliates		1,108	1,295	32		1,242
Investments securities		13	357	9		357
Deferred income taxes		113	63	2		49
Purchase price pending allocation		1,149	—	—		—
Intangible assets, net		2,248	2,545	63		2,671
Goodwill		10,294	12,298	303		12,698
Other assets		1,343	3,050	75		1,959

Total assets	Rs.	115,242	142,187	$3,504	Rs.	146,767

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Borrowings from banks and foreign state instituitions	Rs.	726	730	$18	Rs.	2,893
Current portion of long-term debt		—	436	11		328
Accounts payable		6,958	9,363	231		10,202
Accrued expenses		5,209	4,735	117		5,139
Accrued employee costs		4,548	5,368	132		5,187
Advances from customers		1,111	1,431	35		1,315
Billings in excess of costs and earnings on contracts in progress		538	1,209	30		1,818
Other current liabilities		8,786	8,934	220		16,623

Total current liabilities		27,876	32,206	794		43,505
Long-term debt, excluding current portion		—	286	7		560
Deferred income taxes		226	593	15		464
Other liabilities		480	494	12		770

Total Liabilities		28,582	33,579	827		45,299

Minority interest		—	54	1		—
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,458,999,650, 1,431,992,871 and 1,459,113,115 shares as of March 31, 2007, June 30, 2006 and 2007		2,864	2,918	72		2,918
Additonal paid-in capital		16,374	24,860	613		24,508
Accumulated other comprehensive income		119	(277)	(6)		94
Retained earnings		67,303	81,052	1,997		73,948
Equity Shares held by a controlled Trust:		(0)	(0)	(0)		(0)
7,961,760, 7,869,060 and 7,961,760 shares as of March 31, 2007, June 30, 2006 and 2007

Total stockholders’s equity		86,660	108,553	2,676		101,468

Total liabilities and Stockholder’s equity	Rs.	115,242	142,187	$3,504	Rs.	146,767

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

		Three months ended June 30,
		2006		2007	2007
					Convenience
					translation
					into US$
		(unaudited)		(unaudited)	(unaudited)
Revenues:

Global IT Services and Products
IT Services	Rs.	22,414	Rs.	27,460	$677
BPO Services		2,099		2,570	63
India and AsiaPac IT Services and Products
Services		1,608		2,486	61
Products		2,748		4,088	101
Consumer Care and Lighting		1,650		2,221	55
Others		793		3,007	74
Total		31,312		41,832	1,031

Cost of Revenues:

Global IT Services and Products
IT Services		14,617		18,288	451
BPO Services		1,493		1,652	41
India and AsiaPac IT Services and Products
Services		891		1,515	37
Products		2,488		3,565	88
Consumer Care and Lighting		1,056		1,472	36
Others		635		2,604	64
Total		21,182		29,096	717
Gross Profit		10,131		12,737	314

Operating Expenses:
Selling and marketing expenses		(2,036)		(2,761)	(68)
General and administrative expenses		(1,478)		(2,060)	(51)
Research and development expenses		(57)		(173)	(4)
Amortization of intangible assets		(54)		(105)	(3)
Foreign exchange losses, net		(19)		(852)	(21)
Others, net		23		80	2
Operating Income		6,509		6,865	169
Other income, net		508		991	24
Equity in earnings of affiliates		65		87	2
Income before income taxes, minority interest and cumulative effect of change in accounting principle		7,082		7,943	196
Income taxes		(979)		(839)	(21)
Minority interest		—		—	—
Income before cumulative effect of change in accounting principle		6,103		7,105	175
Cumulative effect of change in accounting principle		39		—	—
Net income	Rs.	6,142	Rs.	7,105	$175
Earnings per equity share
Basic
Income before cumulative effect of change in accounting principle		4.30		4.90	0.12
Cumulative effect of change in accounting principle		0.03		—	—
Net income		4.33		4.90	0.12
Diluted
Income before cumulative effect of change in accounting principle		4.25		4.87	0.12
Cumulative effect of change in accounting principle		0.03		—	—
Net income		4.28		4.87	0.12

Additional Information
Operating Income
IT Services		5,513		5,656	139
BPO Services		399		569	14
Global IT Services and Products		5,911		6,226	153
India and AsiaPac IT Services and Products		353		501	12
Consumer Care and Lighting		231		305	8
Others		39		139	3
Reconciling Items		(25)		(306)	(8)
Total		6,509		6,865	169